Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Diageo plc:

We consent to the use of our reports dated 25 August 2010 with respect to the consolidated balance sheets of Diageo plc as at 30 June 2010, 2009 and 2008, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the years in the three-year period ended 30 June 2010, and the effectiveness of internal control over financial reporting as of 30 June 2010, incorporated by reference herein.

Our report on the financial statements refers to the adoption of the amendment to IAS 38 — Intangible assets and a change to the accounting for returnable bottles and crates.

KPMG Audit Plc

London, England

14 October 2010